(An exploration stage company)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF AURYN RESOURCES INC.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2016

Dated: March 28, 2017

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2016 AND THE PERIOD UP TO MARCH 28, 2017

Corporate highlights

•

In February 2017, the Company acquired 19 prospecting permits along the Gibsons MacQuoid greenstone belt located in Nunavut, Canada. These permits are located between the Meliadine deposit and Meadowbank mine and encompass approximately 120 km of strike length of the prospective greenstone belt and total 329,000 hectares collectively.

•

On January 24, 2017, the Company completed a brokered equity offering of 9,542,402 common shares for total gross proceeds of approximately $41.2 million involving Goldcorp Inc. as the primary investor.

•	In November 2016, premier mining financier, Michael Kosowan was appointed to the Board of Directors.

•	In October 2016, the Company shares commenced trading on the Toronto Stock Exchange.

•

In September 2016, the Company acquired all of the outstanding shares of Homestake Resource Corporation and the rights to its wholly owned Homestake Ridge project located in the Kitsault Mineral district in northwestern British Columbia. The project contains a high-grade gold and silver resource with significant room for expansion.

•	During the year, the Company acquired a significant exploration portfolio in southern Peru through option agreements on the Huilacollo, Baños del Indio and Sombrero projects.

•	In May 2016, the Company raised gross proceeds of $15.0 million pursuant to a bought deal prospectus offering of 4,285,714 non flow-through shares and 4,732,700 flow-through shares.

Operational highlights

•

In February 2017, the Company released results from its initial geochemical program at the Sombrero skarn- porphry gold-copper oxide project located in southern Peru. Trenching results include 53 meters of 1.75g/t Au (including 14 meters of 5.23g/t Au) of oxide mineralization at the margin of a newly discovered 2.3 kilometer by 500 meter gold-in-soil anomaly. In addition, the mineralized footprint of the Sombrero project was significantly expanded with selective grab samples returning up to 7.54g/t gold and 16.0 % copper in areas that have not been sampled historically.

•

In January 2017, the Company announced the discovery of two new gold-in-soil anomalies at its Huilacollo project in southern Peru. These anomalies were defined in the southern half of the project area and are 1300 meters by 250 meters and 550 meters by 150 meters, respectively. This discovery is in addition to the existing known mineralization located in the northwest portion of the project where previously drilling has defined an area of continuous gold oxide mineralization.

•

During Q3 of 2016, the Company successfully completed a belt wide exploration program across the Committee Bay Gold Project. The program covered over 250 km of the nearly 300 km long greenstone belt and based on the results, the Company identified 17 high priority drill ready targets.

< Refer to the page 3 for cautionary wording concerning forward-looking information>

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.1	Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Auryn Resources Inc. (the “Company” or “Auryn”) has been prepared by management to assist the reader to assess material changes in the financial condition and results of operations of the Company as at December 31, 2016 and for the three and twelve months then ended. This MD&A should be read in conjunction with the consolidated financial statements of the Company for the twelve months ended December 31, 2016 and the six months ended December 31, 2015 and the notes thereto. All financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and all dollar amounts presented are Canadian dollars unless otherwise stated.

The effective date of this MD&A is March 28, 2017.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web site at www.aurynresources.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.2	Overall performance

1.2.1	Description of business

Auryn Resources Inc. (“Auryn” or the “Company”) is an exploration company focused on the acquisition, exploration and development of mineral resource properties. Auryn’s principal mineral property is the Committee Bay gold project located in Nunavut Canada. The Company also holds a 100% interest in the Homestake Ridge Project located within the Iskut-Stewart-Kitsault belt, in north-western British Columbia and a substantial project portfolio in Peru.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. Effective November 1, 2016, the Company commenced trading on the Toronto Stock Exchange under the symbol AUG.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

1.2.2	Committee Bay Project

The Committee Bay Project is comprised of more than 380,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km NE of the Meadowbank mine operated by Agnico Eagle Mines Limited and extends more than 300 km northeast.

Figure 1 – regional map showing the location of the Committee Bay project, adjacent mineral operations and local communities.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.2.2	Committee Bay Project (continued)

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and the newly discovered Amuraq.

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project. The 1.5% NSR is payable on only 7,596 hectares and is buyable within two years of the commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

Mineral Resources

High-grade gold occurrences are found throughout the 300 km strike length with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated August 20, 2015 filed under Auryn’s profile at www.sedar.com).

Class		Cut off grade	Tonnes	Gold grade	Contained Au
		(g/t Au)	(t)	(g/t Au)	(oz)
April 2013	Resource
Indicated	Open Pit	1.35	3,600,000	4.81	557,000
	Underground	2.50	716,000	5.46	126,000
			4,316,000	4.91	683,000
Inferred	Open Pit	1.35	1,000,000	5.24	169,000
	Underground	2.50	4,520,000	5.48	796,000
			5,520,000	5.43	965,000

April 2013 High Grade Subset
Indicated	Open Pit	3.50	1,474,300	8.60	407,514
	Underground	3.50	379,000	7.74	94,215
			1,853,300	8.42	501,729
Inferred	Open Pit	3.50	524,400	8.13	137,043
	Underground	3.50	2,830,000	6.98	635,136
			3,354,400	7.16	772,179

•	See section 1.2.4 for cautionary language concerning mineral resources

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.2.2	Committee Bay Project (continued)

Acquisition

The Committee Bay project was acquired through the Company’s acquisition of North Country effective September 25, 2015 for a total purchase price of approximately $18.4 million.

Pursuant to a plan of arrangement, each outstanding share of North Country was exchanged for 0.1 of a common share of Auryn and resulted in the issuance of 13,838,894 common shares, with a fair value of $1.22 per common share, and 840,000 replacement stock options, with a weighted average fair value of $0.16 per option. The fair value of the common shares was determined using the last closing market price of the Company’s shares on the day of the acquisition.

The North Country acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $161,383 are capitalized and included in the cost of the net assets acquired. North Country’s operations have been included in the Company’s results of operations from the acquisition date.

2016 Drilling and Exploration Programs

The Company’s 2016 exploration programs at the Committee Bay Project include both regional exploration and targeted drill testing. These programs commenced in June 2016 and continued until early September 2016 at a total cost of $13.1 million, which includes $1.6 million of 2017 resupply and staging costs discussed below.

The Company completed a major screening of the Committee Bay greenstone belt with approximately 10,000 meters of rotary air blast (“RAB”) drilling, 3,750 meters of diamond drilling at the Three Bluffs deposit, 5,500 regional till samples, 3,100 XRF till samples, 1,000 line kilometers of mapped boulders and 3,500 square kilometers of drone imagery over an 8 week field season covering an estimated 85% of the belt.

RAB Drilling Results

The RAB drilling undertaken this year was designed to test new target structures underneath till cover and to drill the source rock of gold in till anomalies and mineralized boulder trains. The results from the program include the following highlights from Anuri, Muskox and West Plains target areas listed in the table below.

Target Area	Hole ID	From (meters)	To (meters)	Length (meters)	Grade Au g/t
Anuri	16ARR003	36.58	50.29	13.71	1.91
		108.21	112.78	4.57	1.48
Anuri	16ARR002	153.92	173.74	19.81	0.81
Anuri	16ARR016	92.96	100.58	7.62	1.05
Anuri	16ARR022	39.62	48.77	9.14	1.04
Muskox	16MXR002	96.01	103.63	7.62	0.4
Muskox	16MXR005	62.48	65.53	3.05	2.02
West Plains	16WPR047	79.25	83.82	4.6	1.86

The structure intersected at Anuri is interpreted by Auryn to be a secondary structure based on the discovery of a new high-grade boulder train that has a source along a prominent regional north-south trending fault zone adjacent to the 2016 drilling area. The top 5 samples from the new boulder train are as follows: 45.9g/t Au, 41.5g/t Au, 33.3g/t Au, 14.55g/t Au, and 12.65g/t Au.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.2.2	Committee Bay Project (continued)

Diamond Drilling Results

The diamond drilling at the Three Bluffs deposit had a primary objective of extending the mineralization at the deposit to depth. The program has successfully extended the depth of mineralization 200 to 250 meters vertically on the western half of the deposit to 450 meters vertical depth and between 100 to 250 meters on the eastern half of the deposit to 760 meters vertical depth.

Target Area	Hole ID	Nearest drill hole (meters)	From (meters)	To (meters)	Length (meters)	Grade Au g/t
Antler	16AN043	240
Antler	16AN044	190	443	452	9	3.43
	including		444	477	3	7.44
Three Bluffs	16TB147	150	419	442	23	2.5
	including		430	433	3	7.01
Three Bluffs	16TB148	110	465	476	11	1.73
			552	566	14	1.73
			600	601	1	10.95
Three Bluffs	16TB149	250	777	807	30	2.12
	including		801	806	5	7.01

Figure 2 – Illustrates belt wide exploration through till sampling and drone imagery acquisition. 2016 drill targets are highlighted by the red polygons.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.2.2	Committee Bay Project (continued)

2017 Resupply and Staging Operations

In preparation of future drill campaigns at Committee Bay, the Company has purchased and mobilized approximately $1.6 million of supplies, including 4,000 drums of fuel, via summer barges. This approach will significantly lower the overall cost of fuel delivered to the project site and provide the flexibility to expand operations as required.

1.2.3	Homestake Ridge Project

The Homestake Ridge project is located in the Kitsault Mineral district in north-western British Columbia and covers approximately 7,500 hectares.

Acquisition

On September 7, 2016 the Company completed the acquisition of 100% of the issued and outstanding shares of Homestake for total consideration of approximately $15.4 million pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Homestake shareholders received one Auryn share for each seventeen (17) Homestake common shares held.

The Homestake Ridge project is held 100% by Auryn and is subject to various royalty interests held by unrelated third parties.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.2.3	Homestake Ridge Project (continued)

Mineral Resources

The project hosts numerous precious metal epithermal occurrences and a significant resource as listed in the table below (refer to 43-101 report dated June 7, 2013 as filed under Homestake Resource’s Sedar profile at www.sedar.com). To date, 268 holes, totalling 77,845 metres, have been completed on the property and multiple exploration targets remain to be tested.

Table 1: Combined Main Homestake, Homestake Silver and South Reef Resources at incremental $NSR/T cut-offs

Results of Enhanced Metallurgical Testing

Subsequent to the acquisition of Homestake on September 7, 2016, the Company completed enhanced metallurgical testing under the direction of TS Technical Services Ltd. And Base Metallurgical Laboratories Ltd. Results from the preliminary metallurgical tests showed strong metallurgical recoveries and the ability to produce high value copper and lead concentrates from both the Homestake Main and Homestake Silver zones respectively. The lead concentrate of 26.5% Pb produced from the silver zone composites contained 789 g/t Au and 12,100 g/t Ag while the copper concentrate of 25.7% Cu produced from the gold zone composites contained 387g/t Au and 652g/t Ag. For more details on the test results see the news release dated November 14, 2016.

1.2.4	Peruvian Exploration Projects

Sombrero Gold-Copper Project

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp. (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and make cash payments totalling US$200,000. Upon signing of the Sombrero Option, the Company paid US$140,000 with the remaining US$60,000 due on or before the first anniversary of the agreement.

Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of 1 year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5 million.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.2.4	Peruvian Exploration Projects (continued)

The Sombrero Project lies within the north-western most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is probably a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile.

2016 Exploration Results

In December 2016, Auryn undertook a two week reconnaissance sampling program which covered the southern half of the project area where 697 meters of trenching, 336 rock chip and 261 soil samples were collected. The results of this program have significantly expanded the known mineralization, defining an area of anomalous gold values that is approximately 2.3 kilometers by 500 meters in a region that had only seen limited historical grab sampling.

In addition, results from the northern most trench sampled during the program returned three distinct zones of oxide gold mineralization as follows:

•	53 meters at 1.75 g/t Au (including 14m at 5.23 g/t Au)
•	37 meters at 1.07 g/t Au (including 11m at 2.65 g/t Au)
•	11 meters at 0.7 g/t Au

These intervals are estimated to be 35 – 50% of true width based on limited observations of northerly trending structures within the trench.

Baños del Indio

On September 26, 2016 the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of Auryn’s Huilacollo project. Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments as outlined in the table below.

			Property
Due Dates			Payments		Work Expenditures
Effective Date (September 22, 2016)	paid	US$	100,000	US$	-
September 22, 2017			100,000		200,000
September 22, 2018			100,000		250,000
September 22, 2019			200,000		1,000,000
September 22, 2020			150,000		2,000,000
September 22, 2021			2,500,000		-
Total			US$ 3,150,000		US$ 3,450,000

The Baños del Indio epithermal property is comprised of 5,000 hectares of well-developed high-level steam heated epithermal style alteration and is considered by Auryn to be one of the largest untested epithermal alteration centers in Peru. Baños del Indio shares many similarities with the La Coipa mine complex in northern Chile where economic mineralization is principally located beneath similar high-level steam heated epithermal alteration. Initial exploration to define drill targets will focus on structural mapping, multi-spectral analysis to identify high temperature clays, volumetric sampling and induced polarization geophysical surveys.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.2.4	Peruvian Exploration Projects (continued)

Huilacollo Option

The Huilacollo epithermal property is comprised of 2,000 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru. Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well defined feeder structures as highlighted by trench intercepts up to 38m at 6.7g/t Au and drill holes including 34m @ 2.14g/t. Importantly, the mineralization as currently defined, represents less than 10% of the area of first order geophysical targets defined by overlapping high resistivity and low chargeability zones that represent the potential for oxide gold mineralization within silica bodies (see figure 5). Initial exploration work will focus on rapidly establishing drill targets through structural mapping, trenching, volumetric sampling, and multi-spectral analysis with an initial drill program planned for the fourth quarter of 2016. Huilacollo has excellent infrastructure with access by road, nearby high voltage power lines and water.

The Company acquired the rights to Huilacollo through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to an NSR, through a combination of work expenditures and cash payments as outlined in the table below.

		Property
Due Dates		Payments	Work Expenditures
Effective Date (May 11, 2016)	paid	US$ 250,000	US$ -
May 11, 2018		500,000	2,000,000
May 11, 2019		-	3,000,000
May 11, 2020		250,000	-
May 11, 2021		250,000	2,000,000
May 11, 2022		7,500,000	-
Total		US$ 8,750,000	US$ 7,000,000

2016 Exploration Results

During the fourth quarter of 2016, Auryn undertook an extensive geochemical survey in the southern half of the property that consisted of 1,259 soil samples over a 3 km by 4 km area. The results of the survey have defined two significant newly discovered gold-in-soil anomalies that are contiguous at +50 ppb gold and are similar in magnitude and intensity to the known 1,100 meter by 400 meter soil anomaly that defines the northern Huilacollo gold system identified in 1995 by Cominco. This northern system has had limited exploration drilling focused over a 350 meter by 150 meter area and is open for expansion.

Curibaya

On June 2, 2016, the Company announced its acquisition of a 100% ownership interest in the Curibaya property, which is also in the Tacna province of southern Peru. The Curibaya property, which consists of 31,600 hectares, was acquired through direct staking and the national auction process.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.2.5	Overall program analysis and economics

During the twelve months ended September 30, 2016, the Company spent $33,605,887 in exploration and acquisition expenditures at its mineral interests, including $16,060,125 on the acquisition of Homestake, as detailed in the table below:

		Homestake
	Committee Bay	Ridge	Peru	Total
Balance as at December 31, 2015	$24,354,267	$-	$749,092	$25,103,359
Acquisition costs
Additions:
Acquisition of Homestake	-	16,060,125	-	16,060,125
Other acquisition costs	39,106	60,000	1,145,479	1,244,585
Exploration and evaluation costs
Additions:
Drilling and sampling	2,660,672	-	43,405	2,704,077
Environmental & community	252,928	-	76,863	329,791
Geophysics and targeting	667,529	-	13,907	681,436
Logistics	4,525,601	17,732	83,423	4,626,756
Project overhead	2,762,856	16,546	307,674	3,087,076
Wages and consultants	2,795,806	21,773	535,831	3,353,410
Change in site reclamation asset	621,272	-	-	621,272
Geological consulting services	1,044,651	21,156	160,411	971,385
Geophysical analysis	667,529	-	43,405	2,704,077
Share-based compensation	785,823	25,151	76,863	329,791
Currency translation adjustment	-	-	32,006	32,006
Balance as at December 31, 2016	$39,465,860	$16,201,327	$3,148,091	$58,815,278

1.2.6	Qualified Persons and Technical Disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

Committee Bay 2016

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval (chips) and sent to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au. True widths of the reported intercepts are believed to be approximately 60% of the drilled widths.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.2.6	Qualified Persons and Technical Disclosures (continued)

Trenches 2016 (Sombrero, Peru):

Analytical samples were taken from each 1 meter interval of trench floor resulting in approximately 2-4kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs for 2016 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1 g/t Au cut-off at beginning and end of the interval and allowing for no more than seven consecutive samples (seven meters) of less than 0.1 g/t Au.

Cautionary Note About Mineral Resources:

Mineral Resources that are not mineral reserves have not demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report n the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on August 21, 2015). There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

The Homestake Ridge resource estimate was prepared by RPA. (see 43-101 report dated June 7, 2013 as filed under Homestake Resource’s Sedar profile at www.sedar.com).

1.3	Selected annual information

	Twelve Months	Six Months	Twelve months
	December 31, 2016	December 31, 2015	June 30, 2015

Comprehensive loss for the period	$4,225,764	$2,382,107	$1,400,603
Net loss for the period	$4,255,233	$1,860,107	$1,922,603
Basic and diluted loss per share	$0.07	$0.05	$0.08
Total assets	$64,512,409	$31,031,214	$8,797,284
Total long-term liabilities	$1,746,572	$1,100,093	$-
Cash dividends per share	-	-	-

The Company generated no revenues from operations during the above periods.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.4	Discussion of Operations

Twelve months ended December 31, 2016 and six months ended December 31, 2015

The following section of this MD&A reviews and discusses the Company’s consolidated statement of comprehensive loss for the twelve months ended December 31, 2016 as compared to the six months ended December 31, 2015. Management has determined that comparing the current year to the previous six-month period is a more effective metric than in using a historic twelve-month period due to the recent growth and expansion of the Company’s operations.

During the twelve months ended December 31, 2016, the Company reported a net loss of $4,255,233 and loss per share of $0.07 compared to $2,382,107 and $0.05, respectively, for the six months period ended December 31, 2016.

Significant variances are discussed as follows:

(1)

During the twelve months ended December 31, 2016, the Company incurred $6,359,842 in administrative expenses. On a pro-rated basis this represents a 46% increase over the comparable period. This increase is attributable to additional corporate, office and administration, share-based compensation, legal and travel costs in support of the Committee Bay project, Homestake Ridge, the Peruvian operations and project investigation activities. Costs in the same period for the prior year did not yet include any support for Committee Bay which was purchased at the end of the comparative period.

(2)	The significant increase in wages and consulting fees on a per month basis relates to the addition of executive level and support personnel at the Company’s office in Vancouver.
(3)

On July 21, 2016, the Company granted 2,355,000 incentive stock options to directors, officers, employees and others. Share-based compensation of $2,049,120 was recorded within administration costs in relation to this grant and the amortization of the options granted in August 2015. In the comparative period, the Company granted 1,280,000 stock options to directors, officers, employees and others and recorded share- based compensation of $611,219.

(4)

Travel, marketing and investor relation costs totalled $1,024,218 for the twelve months ended December 30, 2016 ($433,196– six months ended December, 2015, pro-rated increase of 18%) relating to investor shows and conferences attended. This was an increase on the previous periods and tied to the Company’s larger market capitalization and increased project portfolio.

(5)

Total project investigation costs for the twelve months ended December 31, 2016 were $224,378 compared to $114,020 in the comparative period. On a pro-rated basis, this reflects a 2% decrease in the current period. For both periods, the expenditures relate to reduced levels of investigative activities as the Company focused on Committee Bay, the acquisition of Homestake and acquisitions in Peru.

(6)

During the twelve months ended December 31, 2016, the Company recorded a net loss of $11,190 which included a $135,000 gain realized on the Homestake shares the Company held prior to the acquisition, partially offset by a $146,190 mark to market loss on shares of Bravada Gold Corporation which were acquired as part of the net assets of Homestake. During the six months ended December 31, 2015, the Company realized a gain of $435,000 on its investment in North Country common shares on completion of the acquisition.

(7)

During the twelve months ended December 31, 2016, the Company recorded other income of $2,319,023 related to the amortization of the flow-through premium created in connection with the Company’s May 2016 prospectus offering (see section 1.6/1.7).

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.4	Discussion of Operations (continued)

Future Operations and 2017 Expenditure Forecast

The Company guidance for 2017 is to expend approximately $35 to $ 45 million across its portfolio of exploration projects.

•

At Committee Bay, a 25,000 meter regional RAB drill program has been design to test multiple targets across the belt. This work in combination with further geophysical and geochemical surveys is expected to cost approximately $18 million. The first material expenditures under the program are expected to be incurred towards the end of Q1 when the Company will be opening its Hayes Camp and mobilizing approximately 4,000 barrels of fuel and other supplies.

•

On the Company’s recently acquired Gibson MacQuiod belt, an initial geochemical till survey has been planned to systematically screen the entire land package. The estimated cost for this work including logistical support is expected to be $1.7 million

•

At the Homestake Ridge project, the Company has a planned a 15,000 meter drill program targeting extensions of the existing mineralization at Homestake Main, Homestake Silver and South Reef and discovery based drilling at the Slide Zone and across the Eskay and Homestake trends. The estimated cost for this work including logistical support and geochemical and geophysical vectoring is expected to be $7.8 million.

•

Within Peru, an initial targeting program of $2.8 million has been approved by the Company’s board of directors with a goal of advancing Sombrero, Huilacollo and Baños del Indio to a drill ready state by the end of Q2. At that stage the Company will embark upon an aggressive drill strategy, the details of which are currently being finalized.

1.5	Summary of quarterly results

Three months ended	Interest and	Net income	Comprehensive	Earnings (loss)
	other income	(loss)	income (loss)	per share
	$	$	$	$
December 31, 2016	12,329	(2,262,717)	(2,230,287)	(0.03)
September 30, 2016	24,359	144,462	140,361	0.00
June 30, 2016	22,060	(1,020,627)	(1,019,487)	(0.02)
March 31, 2016	8,010	(1,116,351)	(1,116,351)	(0.02)
December 31, 2015	8,814	(1,186,038)	(1,186,038)	(0.02)
September 30, 2015	14,355	(674,069)	(1,196,069)	(0.01)
June 30, 2015	38,106	(567,492)	(45,492)	(0.02)
March 31, 2015	3,813	(436,711)	(436,711)	(0.01)

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.5	Summary of quarterly results (continued)

During the last eight quarters, the Company’s net income (loss) has ranged between net income of $144,462 and a net loss of $2,262,717. The Company’s losses and expenditures have generally increased during this period as the Company has progressed from project investigation and acquisition to exploration and development. The reason for the decrease in loss in the three-month period ended September 30, 2016 is in relation to the amortization of the flow through shares that offsets the net loss. In addition, comprehensive loss for the period ended June 30, 2015 comparatively decreased due to the recognition of an unrealized gain resulting from the revaluation of the North Country investment. This accumulated gain was then recognized during the three months ended September 30, 2015. Also, during the three months ended March 31, 2015, the Company recognized a one-time gain of $200,000 due to the initial recognition of the investment in North Country, which reduced the net loss on that period.

1.6/1.7	Liquidity and capital resources

As at December 31, 2016, the Company had cash and cash equivalents of $2,456,788 and working capital of $2,977,539. Current liabilities as at December 31, 2016 include accounts payable and accrued liabilities of $818,173, which have primarily been incurred in connection with the exploration and acquisition activities within the Company’s Committee Bay, Homestake Ridge and Peru projects and maintaining the Company’s public listing in good standing.

During the twelve months ended December 31, 2016, the Company expended net cash of $5,067,099 in operating activities compared to $913,735 during the comparative period in the prior year. The Company also expended $16,241,555 in investing activities during the twelve-month period predominantly on program costs from its Committee Bay and Peruvian projects.

During the twelve months ended December 31, 2016, the Company raised net proceeds of $20,164,362 in financing activities through the issuance of common shares compared to $5,638,810 in the comparative period in the prior year.

The Company’s current working capital is sufficient for the Company to meet its immediate liquidity requirements as well as those for the next twelve months.

Contractual Commitments

As at December 31, 2016, the Company entered into certain drilling contracts relating to the exploration activities at Committee Bay project pursuant to which the Company is required to make staggered advanced payments totalling $1,000,000 by February 28, 2017. These advance payments have been made subsequent to December 31, 2016.

Common shares issued

May 2016 Prospectus Offering

On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “Offering”). Under the terms of the Offering, the Company issued an aggregate of 4,732,700 Flow-Through Shares at a price of $1.89 per Flow-Through Share and 4,285,714 Common Shares at a price of $1.40 per Common Share.

A summary of the intended use of the net cash proceeds of $13,650,731 is presented as follows:

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.6/1.7	Liquidity and capital resources (continued)

Use of Proceeds: Proposed 12 Month		Intended Use of	Actual Use of	(Over)/under
Budget		Proceeds of the	Proceeds of the	expenditure
		Offering	Offering to
September 30, 2016
2016 Committee Bay Project Exploration Program (Flow Through eligible):		$8,944,803	$11,660,891	($2,716,088)
•	Airborne electromagnetic surveys
•	8,000 to 12,000 metres of drilling
•	Comprehensive till survey
•	Logistics and staging for 2016 programs
•	Advanced staging for 2017 programs
2016 Committee Bay Exploration Program (Non-Flow Through eligible)		$750,000	$39,106	$710,894
•	Claim staking program
•	Equipment and camp maintenance
•	Project administration and holding costs
General Working Capital		$3,955,928	$1,950,734	$2,005,194
Total		$13,650,731	$ 13,650,731	$ 0
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.

The Company drilled in excess of 13,000 metres at Committee Bay in 2016, as a result exploration expenditures were higher than originally anticipated. These additional funds we utilised from the Company’s excess general working capital.

Other Issuances

On September 16, 2015, the Company completed a non-brokered private placement for gross proceeds of $5,802,000 by issuing 4,835,000 units of the Company at a price of $1.20 per unit. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant is exercisable into a common share of the Company at a price of $1.70 per share for a period of 24 months. In the event that the Company’s common shares trade at a closing price on the TSX Venture Exchange of equal or greater than $2.40 per share for a period of 20 consecutive trading days at any time after four months after the closing date, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company. Total broker commissions paid under the offering were $119,250.

A reconciliation between the intended use of proceeds and their actual is presented below:

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.6/1.7	Liquidity and capital resources (continued)

Intended Use of Proceeds of		Actual Use of Proceeds from September 2015		(Over)/under
September 2015 Private Placement		September Private Placement until May 3, 2016		expenditure
Offering Expenses	$164,000	Offering Expenses	$164,000	-
Further development of the	$2,500,000	Further development of the	$2,298,372	$202,067
Committee Bay Project:		Committee Bay Project:
• Spring 2016 Mobilization		• Spring Mobilization 2016
• Regional staking programs		• Regional programs staking
• Geophysical surveys		Geophysical surveys
Peruvian Exploration Project	$1,500,000	Peruvian Exploration Project	$635,267	$864,733
General working capital	$1,638,000	General working capital	$1,952,142	$(314,142)
Total	5,802,000	Total	$5,049,781	$ 752,658
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones		The Company’s expenditures within Committee Bay were in line with expectation. Delays in deal completion in Peru resulted in lower than expected expenditure on those projects.

Other sources of funds

As at December 31, 2016, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options and share purchase warrants with terms as follows:

Stock Options			Outstanding			Exercisable
Expiry date	Number of	Exercise price	Remaining	Number of	Exercise price	Remaining
	options		contractual	options		contractual
			life (years)			life (years)
Feb 17, 2019	1,117,000	0.51	2.13	1,170,000	0.51	2.13
Aug 17, 2020	1,228,000	1.30	3.63	1,068,000	1.30	3.63
June 21, 2021	2,355,000	2.63	4.47	1,177,500	2.63	4.47
	4,753,000	1.77	3.68	3,415,500	1.49	3.41

Expiry date	Number of warrants	Exercise price
August 5, 2017	183,229	$0.85
August 14, 2017	67,645	0.85
September 16, 2017	1,737,500	1.70
May 4, 2018	30,503	1.40
	2,018,877	$1.59

In the future, the Company may have capital requirements in excess of its currently available resources and may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.8	Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

1.9	Transactions with related parties

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

Universal Mineral Services Ltd. [1]	Year ended	Six months ended
	December 31, 2016	December 31, 2015
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$323,134	$226,345
Legal and professional fees	1,148	849
Office, rent and administration	400,910	221,777
Regulatory, transfer agent and shareholder information	10,383	-
Travel, marketing and investor relations	9,590	133,597
Project investigation costs	260	23,571
Capitalized to mineral property interests:
Committee Bay	21,866	69,990
Homestake	2,362	-
Peru	49,938	40,154
Total transaction for the periods	$819,591	$716,283

1.

Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis. The outstanding balance owing at December 31, 2016 was $132,988 (December 31, 2015 – $119,781).

(b)	Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Year ended	Six months ended
	December 31, 2016	December 31, 2015
Short-term benefits	$1,379,502	$408,007
Share-based payments	1,350,995	406,028
	$2,730,497	$814,035

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.10	Fourth Quarter and Subsequent Events

Three months ended December 31, 2016 and 2015

During the three months ended December 31, 2016, the Company reported net loss of $2,262,717 and loss per share of $0.03 compared to a net loss of $1,086,038 and a loss per share of $0.02 for the three months ended December 31, 2015.

Significant variances are discussed as follows:

(1)

During the three months ended December 31, 2016, the Company incurred $2,114,144 in administrative expenses, an increase of $1,011,865 over the three-month period in the prior year. This increase is attributable to additional Consulting fees, directors' fees, wages and benefits, share-based compensation, and Travel, marketing and investor relations costs. The increase relates to additional personnel and overhead added subsequent to the acquisition of Homestake and the Company’s interests in Peru.

(2)

During the three months ended December 31, 2016, as discussed above, the Company recorded $433,363 in share-based compensation expense related to the amortization of stock options granted during 2016 and $838,681 in consulting fees, director fees, wages and benefits. Both amounts were considerable higher than for the three month period ended December 31, 2015 due to additional personnel as well as bonuses paid during the forth quarter of 2016 where none were paid in 2015.

Subsequent Events

a)

On January 24, 2017, the Company completed a brokered equity offering (the “Offering”) of 9,542,402 common shares. The placement consisted of 4,590,818 flow-through common shares (“FT Share”) at a price of $5.01 per FT Share and 4,951,584 common shares (“Common Shares”) at a price of $3.67 per Common Share, for total gross proceeds of approximately $41,172,311.46.

Goldcorp Inc. purchased all of the Common Shares of the Offering, thereby acquiring 12.5% of the Company.

b)

On February 15, 2017 the Company announced the acquisition of certain prospecting permits along the Gibson MacQuiod greenstone belt located in Nunavut, Canada. The permits encompass approximately 120 km of strike length of the prospective greenstone belt. The acquisition of the prospecting permits provides the Company exploration rights over the area for a total of three years with the exclusive right to stake minerals claims within the area.

1.11	Proposed Transactions

None

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.12	Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.	Share-based compensation

The Company determines the fair value of stock options granted using the Black-Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

The fair values of the share options granted in 2016 and 2015 were estimated using the Black- Scholes option valuation model with the following assumptions:

	June 2016	August 2015
	Option Grant	Option Grant
Risk-free interest rate	0.66%	0.72%
Expected dividend yield	nil	nil
Stock price volatility	81%	106%
Expected life in years	4.00	5.00

ii.	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

The Company’s deferred tax assets and liabilities were determined using a future income tax rate in Canada of 26% and 29.5% in Peru.

iii.	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.12	Critical Accounting Estimates (continued)

The present value of future estimated cash flows required to settle the site reclamation and closure obligation was estimated at $1,672,546. The key assumptions on which this estimate was based are:

•	Undiscounted cash flow for site reclamation of $2,460,490 (December 31, 2015 - $1,567,532)
•	Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2033
•	Annual inflation rate 2%
•	Risk-free interest rate 2.31%

1.13	Changes in accounting policies including initial adoption

None

1.14	Financial instruments and other instruments

As at December 31, 2016, the Company’s financial instruments consist of cash and cash equivalents, marketable securities (including the Company’s investment in Bravada Gold Corporation), amounts receivable, deposits and accounts payables and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to their short-term to maturity. The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk management. Details of each risk are laid out in the notes to the Company’s consolidated financial statements.

It has been determined that these risks, individually and in aggregate, are not material to the Company as a whole.

1.15	Other requirements

Capital structure

Authorized: Unlimited number of common shares
Number of common shares issued and outstanding as at March 28, 2017: 76,611,349
Number of common shares issued and outstanding as at December 31, 2016: 66,796,817

Share based options as at March 28, 2017:

Share-based options			Outstanding			Exercisable
Expiry date	Number of	Exercise	Remaining	Number of	Exercise	Remaining
	options	price	contractual	options	price	contractual
			life (years)			life (years)
Feb 17, 2019	1,170,000	0.51	1.89	1,170,000	0.51	1.89
Aug 17, 2020	1,196,750	1.30	3.39	1,196,750	1.30	3.39
June 20, 2021	2,310,000	2.63	4.23	1,132,500	2.63	4.23
January 10, 2022	440,000	3.22	4.79	110,000	3.22	4.79
	5,116,750	$1.88	3.55	3,286,295	$1.52	3.21

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Twelve Months Ended December 31, 2016

1.15	Other requirements (continued)

Share purchase warrants as at March 28, 2017:

Expiry date	Number of warrants	Exercise price
August 5, 2017	122,349	$0.85
August 14, 2017	67,645	0.85
September 16, 2017	1,602,500	1.70
May 4, 2018	30,503	1.40
	1,822,997	$1.61

Disclosure controls and procedures

As defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, disclosure controls and procedures require that controls and other procedures be designed to provide reasonable assurance that material information required to be disclosed is duly gathered and reported to senior management in order to permit timely decisions and timely and accurate public disclosure.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures (“DC&P”) and the design and effectiveness of internal controls over financial reporting (“ICFR”) as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), and in accordance with accounting policies set out in the notes to the audited consolidated financial statements for the twelve months ended December 31, 2016.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”
Shawn Wallace
President and Chief Executive Officer
March 28, 2017